GENERAL GENOMICS, INC.

Consolidated financial statement for the year ended December 31, 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
General Genomics, Inc.
Midland, Texas

We have reviewed the accompanying consolidated financial statements of General Genomics, Inc., which comprise of the consolidated balance sheet as of December 31, 2020, and the related consolidated statement of income, consolidated statement of equity and consolidated statement of cash flows for the year then ended, and the related consolidated notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Belle Business Services, LLC

Belle Business Services, LLC
April 20, 2021

GENERAL GENOMICS, INC.
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2020

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	112,344
Accounts receivable, net		236,696
Prepaid expenses and other current assets		6,737
TOTAL CURRENT ASSETS		355,777

PROPERTY AND EQUIPMENT

Property and equipment, net	9,344

OTHER ASSETS

Intangible assets	72,568
TOTAL ASSETS	$ 437,689

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable	$	4,382
TOTAL CURRENT LIABILITIES		4,382

LONG-TERM LIABILITIES

Notes payable - related party	43,944
TOTAL LONG-TERM LIABILITIES	43,944
TOTAL LIABILITIES	48,326

SHAREHOLDERS' EQUITY

Common stock, see note 6	710
Additonal paid-in capital	679,793
SAFE obligations	250,000
Accumulated deficit	(541,140)
TOTAL SHAREHOLDERS' EQUITY	389,363
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 437,689

See independent accountant's review report and accompanying notes to financial statements.

GENERAL GENOMICS, INC.
CONSOLIDATED STATEMENT OF INCOME
DECEMBER 31, 2020

REVENUES	$ 219,313
COST OF GOODS SOLD	23,565
GROSS PROFIT	195,748
OPERATING EXPENSES	
Advertising and marketing	5,757
Business development	155,966
Depreciation and amortization expense	11,840
General and administrative	17,526
Legal and professional fees	157,905
Management fees	36,851
Patent development	142,106
Software development	174,556
Start up and organizational	34,136
TOTAL OPERATING EXPENSES	736,643
NET OPERATING INCOME	(540,895)
OTHER INCOME/(EXPENSES)	
Interest expense	(245)
TOTAL OTHER INCOME/(EXPENSES)	(245)
NET LOSS	$ (541,140)

GENERAL GENOMICS, INC.
CONSOLIDATED STATEMENT OF EQUITY
DECEMBER 31, 2020

	Common Stock		Additional Paid-in Capital	SAFE Obligations	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount				
BEGINNING BALANCE, APRIL 9, 2020	-	$ -	-	-	$ -	$ -
Issuance of common stock	70,999,999	710	679,793	-	-	$ 680,503
Issuance of SAFE Obligation	-	-	-	250,000	-	$ 250,000
Net income	-	-	-	-	(541,140)	$ (541,140)
ENDING BALANCE, DECEMBER 31, 2020	**70,999,999**	**$ 710**	**$ 679,793**	**$ 250,000**	**$ (541,140)**	**$ 389,363**

See independent accountant's review report and accompanying notes to financial statements.

GENERAL GENOMICS, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$ (541,140)
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Depreciation and amortization expense	11,840
(Increase) decrease in assets:	
Accounts receivable	(236,696)
Prepaid expenses and other current assets	(6,737)
Increase (decrease) in liabilities:	
Accounts payable	4,382
CASH USED FOR OPERATING ACTIVITIES	(768,351)
CASH FLOWS FROM INVESTING ACTIVITIES	
Cash used for intangible assets	(82,152)
Cash used for fixed assets	(11,600)
CASH USED FOR INVESTING ACTIVITIES	(93,752)
CASH FLOWS FROM FINANCING ACTIVITIES	
Issuance of common stock	680,503
Issuance of notes payable - related party	43,944
Issuance of SAFE obligations	250,000
CASH PROVIDED BY FINANCING ACTIVITIES	974,447
NET INCREASE IN CASH	112,344
CASH AT BEGINNING OF YEAR	-
CASH AT END OF YEAR	$ 112,344

CASH PAID DURING THE YEAR FOR:

INTEREST	$ 245
INCOME TAXES	$ -

See independent accountant's review report and accompanying notes to financial statements.

1.   <u>**Summary of Significant Accounting Policies**</u>

The Company
The consolidated financial statements have been prepared to present the financial position and results of operations of the following entities (collectively, the "Company").

General Genomics, Inc. was incorporated in the State of Delaware on April 9, 2020.

Curo46, LLC was registered in the State of Texas on July 31, 2020. Curo46, LLC is wholly owned and operated by General Genomics, Inc.

Pyxis, LLC was registered in the State of Texas on April 20, 2020. Pyxis, LLC is wholly owned and operated by General Genomics, Inc.

General Genetics, LLC was registered in the State of Texas on April 20, 2020. General Genetics, LLC is wholly owned and operated by General Genomics, Inc.

The Company created a software that will analyze an individual's health history to determine susceptibility of contracting Coronavirus (COVID-19). The Company developed a Proprietary Predictive Algorithm (PPA) that measures multiple variables at once to understand the possible relationships that exist.

Fiscal Year
The Company operates on a December 31st year-end.

Principles of Consolidation and Basis of Accounting
The consolidated financial statements include the accounts of General Genomics, Inc., Curo46, LLC, Pyxis, LLC and General Genetics, LLC (collectively, the "Company). Curo46, LLC and Pyxis, LLC are fully owned by General Genomics, Inc. The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All significant intercompany balance and transactions have been eliminated in the accompanying consolidated financial statements.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, the Company held no cash equivalents.

1.   **Summary of Significant Accounting Policies (continued)**

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.
The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2021 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2020.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2020, the Company believed that all amounts in accounts receivable are collectible.

Intangible Assets
The Company has recorded intangible assets at cost. The intangible assets consist of software development costs. Software development costs are amortized over five years. Amortization expense for the year ending December 31, 2020, was $9,585.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment are depreciated over three years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

1. **Summary of Significant Accounting Policies (continued)**

   Income Taxes (continued)
   The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2020. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

   The Company is subject to franchise and income tax filing requirements in the States of Delaware and Texas.

   Fair Value of Financial Instruments
   Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

   Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

   Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

   Level 3   - Unobservable inputs which are supported by little or no market activity.

   The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

   Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

   Concentrations of Credit Risk
   From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Revenue Recognition
The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company's payments are generally collected upfront. For year ending December 31, 2020, the Company had recognized sales of $219,313.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their

See independent accountant's review report.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

New Accounting Pronouncements (continued)
classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

2.   <u>**Commitments and Contingencies**</u>

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   <u>**Property and Equipment**</u>

Property and equipment consisted of the following at December 31, 2020:

Property and equipment at cost:

Office Equipment	$ 11,600
	11,600
Less: Accumulated depreciation	2,256
Total	$ 9,344

4.   <u>**SAFE Obligations**</u>

Since inception, the Company issued Simple Agreements for Future Equity ("SAFE"). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per share of the standard preferred stock issued, if the pre-money valuation is less than or equal to the valuation cap; or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the company immediately prior to an equity financing event. Total capitalization of the company includes all shares of capital stock issued and outstanding and outstanding vested and unvested options as if converted.

If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement ("Purchase Amount") or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization ("Liquidity Price") (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2020, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

4. **SAFE Obligations (continued)**

As of December 31, 2020, the Company had $250,000 of SAFE obligations outstanding (issued August 21, 2020), with post money valuation caps of $50,000,000.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2020 are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required or reflected in income for the year ended December 31, 2020.

5. **Notes Payable – Related Party**

Since inception, shareholders of the Company have provided loans to the Company, valued at $43,944, as of December 31, 2020. Interest accrues at 1% per annum, and there are no minimum monthly payments and no maturity dates. Management does not intend to pay back the loans in the next year.

6. **Equity**

Common Stock
Under the amended and restated certificate of incorporation, the Company has the authority to issue up to 80,000,000 shares of common stock, at a $0.00001 par value per share. As of December 31, 2020, 70,999,999 shares are issued and outstanding.

Equity Incentive
Under the Operating Agreement, the Company can issue compensatory equity interests to employees, contractors, and advisors. One million (1,000,000) shares of common stock (included above) is reserved for equity incentives. These shares typically vest over 48 months. As of December 31, 2020, the Company has not issued any shares.

7. **Subsequent Events**

The Company has evaluated subsequent events through April 20, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.